Matters Submitted to a Vote of Security Holders

1. A special meeting of shareholders of the VP Natural Resources Trust was held on July 22, 2003, to approve a Sub-Advisory Agreement between ING Investments LLC and Aeltus Investment Management, Inc. with no change in the Adviser, the portfolio managers or the overall management fee paid by the Portfolio.

                                                    Shares voted
                                                    against or      Total Shares
Portfolio                       Shares voted for    withheld           voted
---------                       ----------------    --------           -----

VP Natural Resources Trust      1,302,173.202       184,125.002    1,550,034.948